Exhibit 99.1

PRESS RELEASE

CZN-TSX CZICF-OTCQB	FOR IMMEDIATE RELEASE March 26, 2015
NEW MINERAL RESOURCE UPDATE AT PRAIRIE CREEK MINE Measured + Indicated and Inferred Resource Tonnages Increased Underground Exploration Drilling Program Underway

Vancouver, British Columbia, March 26, 2015 - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) (“the Company” or “Canadian Zinc”) reports that an update of the Mineral Resources at its Prairie Creek zinc, lead, silver mine located in the Northwest Territories has demonstrated an increase in overall Mineral Resource tonnages in the Measured and Indicated category and in the Inferred category.

New Block Model and Mine Plan Developed

The new Mineral Resource estimate is based on a newly constructed and more detailed geological wireframe and three dimensional block model, developed over the past year as part of the ongoing optimization of the Prairie Creek Mine, which defines and constrains the mineralized system for inclusion in the new mine plan. The new Mineral Resource estimate also includes results from additional drilling and underground sampling not included in previous estimates.

In addition, the Company is currently carrying out an underground diamond drill program at the Prairie Creek Mine. The objective of this program is to convert part of the Inferred Mineral Resource to the Indicated category for potential inclusion in an update of the Preliminary Feasibility Study scheduled to be completed later this year.

The new Prairie Creek Mineral Resource estimate has been completed by AMC Mining Consultants (Canada) Ltd., (“AMC”) [Gregory Z. Mosher P.Geo. and J. Morton Shannon P.Geo., Qualified Persons (“QPs”), as defined by National Instrument 43-101 (“NI 43-101”)]. AMC have undertaken a number of underground mine studies, including a geotechnical assessment to determine optimum mining methods for use in the new mining plan, and underground ventilation and backfill studies were also completed.

The new updated Mineral Resource estimate, with increases in both the Main Quartz Vein, and Stockwork, tonnages in the Indicated category, will increase the life-of-mine potential compared to the 2012 Mineral Resource estimate and is particularly important as the higher grade vein mineralization constitutes the planned early years of production. The on-going underground drilling program is expected to further increase the tonnage in the Indicated categories, which will be then included in the updated mine plan.

New Mineral Resource Highlights

❖	Total Measured and Indicated Mineral Resource tonnages increased to 6.5 million tonnes at combined grade of approximately 20% Pb and Zn with 150 g/t Ag, details of which include:

➢	an 11% increase in Main Quartz Vein tonnage to 4.1 M tonnes grading 12.4% Pb, 11.2% Zn, 199 g/t Ag;
➢	an increase in Stockwork tonnage to 1.4 M tonnes grading 4.0% Pb, 7.1% Zn, 63 g/t Ag from the previous Stockwork estimate of 410,000 tonnes grading 3.7% Pb, 7.7% Zn, 69 g/t Ag;
➢
a more constrained classification of Stratabound mineralization has shifted the previously reported tonnage from the Measured category to the Indicated category and decreased the tonnage by 17% to 1.1 M tonnes grading 5.4% Pb, 10.8% Zn, 55 g/t Ag.

❖	Total Inferred Resource tonnages increased by 13% to 7.1 M tonnes grading 9.6% Pb, 11.7% Zn, 177 g/t Ag from 6.2 M tonnes grading 11.5% Pb, 14.5% Zn, 229 g/t Ag.

The mineralization at Prairie Creek Mine occurs within three different styles namely; the Main Quartz Vein (“MQV”), which is a high grade steeply dipping fault structure that hosts the majority of mineralization; the Stockwork Zone (“STK”), which is a series of narrow high grade veins occurring at an oblique angle to the Main Quartz Vein; and the Stratabound Massive Sulphide (“SMS”), which occur as a thick pyrite-rich replacement-type deposit cut by the MQV.

The following table shows the 2015 Mineral Estimate by Mineral Resource category and mineralization style:

PRAIRIE CREEK RESOURCE ESTIMATE: MARCH 2015
	TONNES (000)	ZN %	PB %	AG G/T
MAIN QUARTZ VEIN (MQV)
MEASURED	1,279,000	13.2	11.6	211
INDICATED	2,850,000	10.2	12.8	193
TOTAL MQV MEASURED & INDICATED	4,129,000	11.2	12.4	199
TOTAL MQV INFERRED	6,132,000	12.6	10.4	195

STOCKWORK (STK)	TONNES	ZN %	PB %	AG G/T
MEASURED	0	0.0	0.0	0
INDICATED	1,400,000	7.1	4.0	63
TOTAL STK MEASURED & INDICATED	1,400,000	7.1	4.0	63
TOTAL STK INFERRED	790,000	4.7	4.0	61

STRATABOUND (SMS)	TONNES	ZN %	PB %	AG G/T
MEASURED	0	0.0	0.0	0
INDICATED	1,059,000	10.8	5.4	55
TOTAL SMS MEASURED & INDICATED	1,059,000	10.8	5.4	55
TOTAL SMS INFERRED	156,000	11.0	6.6	63

Notes: Estimated at a cut-off grade of 8% Zn-Eq based on prices of US$1.00/lb for both zinc and lead and US$20/oz. for silver, with average processing recovery factors of 78% for Zn, 89% for Pb and 93% for Ag, and average payables of 85% for Zn, 95% for Pb and 81% for Ag, at an exchange rate $1CD = $1USD.

The new Mineral Resource updates the previous Mineral Resource Estimate of June 2012, which was incorporated into the Preliminary Feasibility Study of the Prairie Creek Mine completed by SNC-Lavalin Inc. in 2012. This was consolidated and filed as a Technical Report prepared by AMC Consultants (Canada) Ltd. (“AMC”) on June 15, 2012 and subsequently revised July 23, 2014.

The following table compares the 2015 overall Mineral Resource estimate with the previous 2012 overall Mineral Resource estimate at the Prairie Creek Mine:

OVERALL RESOURCE ESTIMATE: MARCH 2015					OVERALL RESOURCE ESTIMATE: JUNE 2012
TOTAL MQV+STK+SMS	TONNES	ZN %	PB %	AG G/T	TONNES	ZN %	PB %	AG G/T
MEASURED	1,279,000	13.2	11.6	211	1,700,000	12.1	9.7	155
INDICATED	5,309,000	9.5	9.0	131	3,731,000	10.2	10.5	162
MEASURED & INDICATED	6,588,000	10.2	9.5	147	5,431,000	10.8	10.2	160
INFERRED	7,078,000	11.7	9.6	177	6,239,000	14.5	11.5	229

The main differences between the 2015 and the 2012 estimates are attributed to:

❖	Including data from 50 additional diamond drill holes and underground chip samples.
❖	More constraining factors used in the 2015 estimation, including block size, interpolation and minimum number of samples used.
❖	The 2015 Mineral Resource was estimated by ordinary Kriging; the 2012 Mineral Resource was estimated using inverse distance squared.
❖	The 2015 estimate used a regression equation to estimate bulk densities; the 2012 estimate used interpolated bulk density values and a single fixed value for the Stockwork zone.
❖	The 2015 block model incorporated LIDAR survey data which improved the accuracy in surface control when incorporating the new drill/chip data.
❖	The geological interpretation was revised to subdivide the Main Quartz Vein into two en-echelon bodies.
❖	The total Inferred Mineral Resource was estimated with a 13% higher tonnage but at a lower grade as a result of using more constraining geological factors and a larger minimum number of samples.

Key Assumptions, Parameters and Methods of Modelling in 2015 Resource Estimate

A single block model was created to encompass the three mineral domains: MQV, STK and SMS. Block values were computed using ordinary Kriging and the inverse distance squared method. Grades for silver, lead, zinc, copper, arsenic, cadmium, iron, mercury, lead oxide, antimony and zinc oxide were interpolated into the block model in a single pass: resources were subsequently classified on the basis of the number of supporting data and their distance from the block centroid.

Underground Exploration Program

The currently ongoing underground diamond drill program is mainly targeting MQV and STK zones with the goal of upgrading part of the Mineral Resource from Inferred to an Indicated classification. The additional Indicated Resources could then be incorporated into a new mine plan to support a longer mine life.

In order to facilitate the exploration drilling an underground rehabilitation program was carried out in the fourth quarter of 2014 by dewatering and re-installing electrical and ventilation services to the 650 metre-long decline tunnel that is located at the end of the 870m underground level.

After completion of the rehabilitation work diamond drilling was started from underground drill stations located at the end of the decline tunnel. The planned program will comprise about 6,000 metres of diamond drill coring over 21 holes on four, 50-metre sections from three existing diamond drill stations.

Drilling is presently on-going on the fifth hole of a proposed ring of six holes from the first of the three stations.

About the Prairie Creek Mine

The Prairie Creek Mine contains a partially developed infrastructure including a 1,000 tonne per day flotation mill, workshops, accommodations, and support facilities. The Company holds a Type “A” Water Licence which, along with previously issued permits and licences, permits the operation of a mine at Prairie Creek. A Preliminary Feasibility Study was completed in 2012.

Throughout 2014 the Company has been undertaking an Optimization Study as part of which AMC have been engaged to review the underground mine plan and focus on reducing the initial development, shorten the development schedule and optimize the underground mine operation in general. A number of key underground investigations to determine optimal mining methods have been completed that will be integrated into the new mine plan.

As part of the ongoing mine development program, Tetra Tech has been engaged to provide technical services for basic engineering and procurement services for the development of major equipment packages, facility rehabilitation and repair work and capital items for the Prairie Creek Mine.

Metallurgical process studies, designed to enhance concentrate production and quality, along with concentrate marketing studies to better determine and optimize the economic cash flow of the proposed Prairie Creek operation, were also carried out and continue in 2015.

The Company continues to evaluate strategies for raising the financing necessary to complete the development and construction of the Prairie Creek Mine as part of which the Company plans to update the 2012 Preliminary Feasibility Study following completion of the current program of underground drilling.

Qualified Persons

This press release has been reviewed and approved by Alan Taylor P.Geo., COO & VP Exploration, of Canadian Zinc, who is a Non-Independent QP under NI 43-101.

The QPs, Gregory Z. Mosher P.Geo. and J. Morton Shannon P.Geo. of AMC, have reviewed and approved the content of this news release.

For further information contact:

John F. Kearney	Alan B. Taylor	Steve Dawson
Chairman & Chief Executive	Vice President Exploration & Chief Operating Officer	Vice President Corporate Development
(416) 362-6686	(604) 688-2001	(416) 203-1418
220 Bay Street, Suite 700 Toronto, ON M5J 2W4	Suite 1710 – 650 West Georgia Street, Vancouver, BC V6B 4N9 Tollfree:1-866-688-2001	220 Bay Street, Suite 700 Toronto, ON M5J 2W4
E-mail: invest@canadianzinc.com                                                                Website: www.canadianzinc.com

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward-looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.